

March 23, 2011

Mr. Michael T. Dance
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303

      Re: **Essex Property Trust, Inc.**
              Form 10-K for the fiscal year ended December 31, 2010
              File No. 1-13106

Dear Mr. Dance:

We have reviewed your filing and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Financial Statements

(2) Summary of Critical and Significant Accounting Policies

(b) Real Estate Rental Properties, page F-10

1. Please enhance your policy disclosure related to below market leases and how you determine the period over which lease intangibles are amortized. In your response, address your policy for determining how you assess the likelihood that a lessee will execute a below market lease renewal option.

<u>(3) Real Estate Investments</u>

<u>*(b)* Acquisitions of Real Estate, page F-16</u>

2. Please tell us how you have met the disclosure requirements under sections 805-20-50 related to your acquisitions.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief